                            [GERDAU AMERISTEEL LOGO]

             GERDAU AMERISTEEL ANNOUNCES SECOND QUARTER 2003 RESULTS

TORONTO, ON, JULY 29, 2003 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported a net loss of $1.6 million, or $.02 per share fully diluted, on net sales of $472 million for the second quarter of 2003, compared to net income of $3.8 million, or $.03 per share fully diluted, on net sales of $245 million for the second quarter of 2002. Pro forma net income for the second quarter of 2002 was $9.2 million, or $0.04 per share fully diluted, on net sales of $446 million. EBITDA was $24.7 million for the quarter ended June 30, 2003 versus pro forma EBITDA of $43.6 million and actual EBITDA of $29.9 million for the same quarter last year. All figures are in U. S. dollars and are computed in accordance with Canadian GAAP. Pro forma net income for the quarter ended June 30, 2002 is reconciled to actual net income below.

During the quarter, the Company incurred $2.1 million of pretax charges to refinance most of the Company's debt, and an additional $2.1 million of pretax charges for certain items more fully described below. These charges reduced income before taxes by $4.2 million and EBITDA by $2.1 million.

On October 23, 2002, Gerdau S.A. (NYSE: GGB) combined its North American operations ("Gerdau North America") with those of Co-Steel Inc., and changed its name to Gerdau Ameristeel Corporation. Net income of Gerdau North America, the predecessor company for accounting purposes, was $3.8 million for the quarter ended June 30, 2002, or $0.03 per share basic and fully diluted. Gerdau Ameristeel believes that the pro forma results, which also include Co-Steel's operations for the applicable period, adjusted for the impact of purchase price allocations and resulting acquisition accounting adjustments, are a more informative disclosure on the combined operations.

On June 27, 2003, the Company closed a $405 million private offering of its 10 3/8% Senior Unsecured Notes due 2011 and a $350 million Revolving Credit Facility. The net proceeds from the Notes and the initial Revolver draw of $143 million were used to repay existing bank and private placement debt, most of which was due to mature in early 2004. The refinancing significantly extended the Company's debt maturities, increased operating flexibility and provided a more permanent capital base. The net income for the quarter ended June 30, 2003 includes a pretax charge of $2.1 million to write off deferred financing costs of the repaid debt. As of June 30, 2003, the Company had total debt outstanding of $598 million at a weighted average pretax interest cost of 8.7% and a weighted average maturity of approximately 6 1/2 years.

In May 2000, Co-Steel sold its Mayer Parry Recycling unit and certain other non-core assets in England. On May 2, 2002, the buyer notified Co-Steel of certain claims under the warranties in the sale agreement. On July 15, 2003, the Company, after court-ordered mediation, settled those claims. The settlement, which was for a higher amount than the Company's original estimate, resulted in a $1.8 million pretax charge to net income and EBITDA. The Company also wrote off certain other assets totaling $300 thousand.

The following table summarizes the results of Gerdau Ameristeel for the second quarter of 2003 and the pro forma and actual results for the second quarter of last year.

                                                          FOR THE QUARTER ENDING
                                                ---------------------------------------------
                                                June 30, 2003   June 30, 2002   June 30, 2002
                                                   Actual         Pro Forma         Actual
                                                -------------   -------------   -------------
Shipments (Tons)
     Mill Finished Steel                            1,213,341       1,215,345         580,683
     Fabricated Steel                                 173,734         179,412         152,815
                                                -------------   -------------   -------------
         Total                                      1,387,075       1,394,757         733,498
Income Statement (US $000s except EPS)
     Net Sales                                  $     471,569   $     446,438   $     245,116
     Operating Income                                   4,822          31,465          18,129
     Net (Loss) Income                                 (1,629)          9,185           3,819
     EBITDA                                            24,737          43,580          29,887
     EPS - Basic                                        (0.01)           0.04            0.03
     EPS - Diluted                                      (0.02)           0.04            0.03
Balance Sheet (US $000s)
     Net Working Capital                        $     336,983
     Cash                                              27,528
     Debt                                             597,596
     Book Value                                       660,659

Notes:   Net working capital excludes cash and debt.

         Debt excludes Convertible Debentures of $92.2 million.

         EBITDA is earnings before interest, taxes, depreciation and amortization

The following table reconciles actual net income to pro forma net income for the quarter ended June 30, 2002:

                                                            QUARTER ENDED
                                                            JUNE 30, 2002
                                                            -------------
US$ (000s)
Net income actual                                           $       3,819
Adjust Co-Steel for pre-acquisition period                         (2,626)
Adjust  for impact of Co-Steel purchase price allocations           3,199
Adjust interest for debt converted to equity                        4,000
Adjust for minority interest                                          793
                                                            -------------
Net income pro forma                                        $       9,185
                                                            =============

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:

"Our second quarter performance reflected measurable improvement over the depressed first quarter but continued to show an unacceptable return on capital employed. Long steel product prices and margins established an emerging positive trend while energy and manufacturing costs moderated from first quarter peaks. Consolidation of the North American long steel segment appears to be leading to shifts in competitive market share composition and more rational market behavior.

Gerdau Ameristeel continued to make significant progress in the integration of the merged steel operations and realization of manufacturing cost synergies. We were also successful in refinancing the consolidated credit facilities to extend the debt maturities and to establish a solid foundation for the overall capital structure.

In the September quarter, we have scheduled outages for our three Canadian steel operations to complete equipment upgrades and to complete annual maintenance projects. These operational interruptions will have an interim impact on production costs but a long term positive impact on productivity."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its year end conference call on Friday, August 1, 2003 at 3:00 p.m. EST to discuss the second quarter results. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com

Gerdau Ameristeel's financial results are presented in accordance with Canadian GAAP. However, EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements for the quarter and the six months ended June 30, 2002, present combined pro forma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of such periods, as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau Ameristeel would have been had the combination of Co-Steel and Gerdau North America actually taken place at the beginning of such periods. In addition, these statements do not purport to project the Company's results of operations for any future periods or its financial position at any future date.

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                      Tom J. Landa
President & Chief Executive Officer   Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300
pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com

GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands)
(Unaudited)

                                                   FOR THE QUARTER ENDING
                                                -----------------------------
                                                JUNE 30, 2003   JUNE 30, 2002
                                                   ACTUAL         PRO FORMA
                                                -------------   -------------
NET SALES                                       $     471,569   $     446,438

OPERATING EXPENSES
     Cost of sales                              $     425,012   $     375,101
     Selling and administrative                        19,719          20,849
     Depreciation                                      20,177          18,888
     Other operating expense                            1,839             135
                                                -------------   -------------
                                                $     466,747   $     414,973

INCOME FROM OPERATIONS                          $       4,822   $      31,465

OTHER EXPENSES
     Interest                                   $       7,993   $      10,611
     Amortization of deferred financing costs           3,204             294
     Foreign exchange losses                              262             993
     Loss on sale of investment                             -           5,780
                                                -------------   -------------

(LOSS) INCOME BEFORE TAXES                      $      (6,637)  $      13,787

INCOME TAX (BENEFIT) EXPENSE                           (5,008)          4,602
                                                -------------   -------------

NET (LOSS) INCOME                               $      (1,629)  $       9,185
                                                =============   =============

EPS - BASIC                                     $       (0.01)  $        0.04
EPS - DILUTED                                   $       (0.02)  $        0.04

GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands)
(Unaudited)

                                                    FOR SIX MONTHS ENDING
                                                -----------------------------
                                                JUNE 30, 2003   JUNE 30, 2002
                                                   ACTUAL         PRO FORMA
                                                -------------   -------------
NET SALES                                       $     915,947   $     843,196

OPERATING EXPENSES
     Cost of sales                                    836,863         717,116
     Selling and administrative                        38,139          41,005
     Depreciation                                      39,918          37,667
     Other operating expense (income)                      58          (3,080)
                                                -------------   -------------
                                                $     914,978   $     792,708

INCOME FROM OPERATIONS                          $         969   $      50,488

OTHER EXPENSES
     Interest                                   $      15,429   $      20,999
     Amortization of deferred financing costs           3,578             585
     Foreign exchange (gains) losses                     (571)            942
     Loss on sale of investment                             -           5,780
                                                -------------   -------------

(LOSS) INCOME BEFORE TAXES                            (17,467)         22,182

INCOME TAX (BENEFIT) EXPENSE                    $     (10,669)  $       5,409
                                                -------------   -------------

(LOSS) INCOME BEFORE MINORITY INTEREST                 (6,798)         16,773

MINORITY INTEREST                                         217   $           -
                                                -------------   -------------

NET (LOSS) INCOME                               $      (6,581)  $      16,773
                                                =============   =============

EPS - BASIC                                     $       (0.05)  $        0.07
EPS - DILUTED                                   $       (0.05)  $        0.07

GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(US$ in thousands)

                                                     JUNE 30, 2003   DECEMBER 31, 2002
                                                       UNAUDITED          AUDITED
                                                     -------------   -----------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                        $      27,528   $          16,361
    Accounts receivable, net                               232,361             172,745
    Inventories                                            368,422             351,400
    Deferred tax assets and recoverable taxes               11,417              11,417
    Other current assets                                     3,955               2,997
                                                     -------------   -----------------
TOTAL CURRENT ASSETS                                 $     643,683   $         554,920

PROPERTY, PLANT AND EQUIPMENT
     Fixed assets at cost                            $   1,224,720   $       1,118,308
     Less accumulated depreciation                        (303,769)           (219,360)
                                                     -------------   -----------------
NET PROPERTY, PLANT AND EQUIPMENT                          920,951             898,948

GOODWILL                                                   116,564             114,374

DEFERRED FINANCING COSTS                                    15,508               2,514

OTHER ASSETS                                                 3,925                 645
                                                     -------------   -----------------
TOTAL ASSETS                                         $   1,700,631   $       1,571,401
                                                     =============   =================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Trade accounts payable                          $     214,866   $         170,334
     Accrued salaries, wages and employee benefits          22,892              43,932
     Other current liabilities                              41,414              30,072
     Bank indebtedness                                       2,086              23,379
     Current maturities of long-term borrowings             11,669              83,942
                                                     -------------   -----------------
TOTAL CURRENT LIABILITIES                            $     292,927   $         351,659

LONG TERM BORROWINGS, LESS CURRENT PORTION                 583,841             411,833

OTHER LIABILITIES                                          103,269              99,341

DEFERRED TAX LIABILITIES                                    59,935              82,158
MINORITY INTEREST                                                -              33,312

SHAREHOLDER'S EQUITY
     Invested capital                                      547,601             513,400
     Convertible debentures                                 92,232              79,134
     Retained (deficit) earnings                            (7,118)              1,329
     Cumulative foreign currency translation                27,944                (765)
                                                     -------------   -----------------
TOTAL SHAREHOLDERS' EQUITY                           $     660,659   $         593,098
                                                     -------------   -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $   1,700,631   $       1,571,401
                                                     =============   =================

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                    Six Months Ended
                                                                     June 30, 2003
                                                                    ----------------
OPERATING ACTIVITIES
Net loss                                                            $         (6,581)
Adjustment to reconcile net income to net cash
     used for operating activities:
      Depreciation                                                            39,918
      Amortization                                                             3,578
      Deferred income taxes                                                  (11,729)
      Loss on disposition of property, plant and equipment                       (93)
      Unrealized foreign exchange on related party loans                       7,241
      Accrued interest on related party loans                                 (2,884)
Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                    (63,501)
      Inventories                                                              1,845
      Other assets                                                            (7,693)
      Liabilities                                                             26,672
                                                                    ----------------
NET CASH USED IN OPERATING ACTIVITIES                                        (13,227)

INVESTING ACTIVITIES
      Additions to property, plant and equipment                             (24,222)
      Proceeds from dispositions                                                  77
                                                                    ----------------
NET CASH USED IN INVESTING ACTIVITIES                                        (24,145)

FINANCING ACTIVITIES
      Proceeds from issuance of new debt                                     542,357
      Payment of short-term and long-term borrowings, net                   (479,378)
      Additions to deferred financing costs                                  (13,419)
      Foreign exchange loss                                                      (40)
      Changes in minority interest                                              (218)
      Subsidiary stock activity                                                 (763)
                                                                    ----------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                     48,539
                                                                    ----------------

INCREASE IN CASH AND CASH EQUIVALENTS                                         11,167
                                                                    ----------------

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              16,361
                                                                    ----------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $         27,528
                                                                    ================

GERDAU AMERISTEEL & SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION
(US$ in thousands)

                                                                                      FOR THE QUARTER ENDING
                                                               --------------------------------------------------------------------
                                                                        JUNE 30, 2003                            JUNE 30, 2002
                                                                           ACTUAL                                  PRO FORMA
                                                               -----------------------------             --------------------------
                                                                 TONS                                      TONS
                                                               ---------                                 ---------
PRODUCTION
    Melt Shop                                                  1,456,376                                 1,468,353
    Rolling Mill                                               1,339,857                                 1,331,207

                                                                 TONS                    %                 TONS                 %
                                                               ---------               -----             ---------            -----
FINISHED STEEL SHIPMENTS
    Rebar                                                        386,671                27.9               340,275             24.4
    Merchant/ /Special Sections                                  482,863                34.8               505,967             36.3
    Rod                                                          151,142                10.9               187,926             13.5
    Flat Rolled                                                  192,665                13.9               181,177             13.0
    Fabricated Steel                                             173,734                12.5               179,412             12.9
                                                               ---------               -----             ---------            -----
       Total                                                   1,387,075               100.0             1,394,757            100.0

                                                                  $/TON                                     $/TON
                                                                  ------                                    ------
WEIGHTED AVERAGE SELLING PRICE
Mill external shipments                                           302.79                                    287.72
Fabricated steel shipments                                        432.89                                    437.04

SCRAP CHARGED                                                     112.58                                     90.12

METALS SPREAD
Mill external shipments                                           190.21                                    197.59

                                                                                      $/TON                              $/TON
                                                                                    FINISHED                           FINISHED
                                                            US$ MILLION               STEEL           US$ MILLION        STEEL
                                                          --------------            ---------         -----------      ---------
EBITDA                                                    $       24,737            $   17.83         $    43,580      $   31.24

OPERATING INCOME                                          $        4,822            $    3.48         $    31,465      $   22.56

INTEREST EXPENSE                                          $        7,993            $    5.76         $    10,611      $    7.61

CAPITAL EXPENDITURES                                      $       12,892

TOTAL SHARES OUTSTANDING                                     198,090,861

GERDAU AMERISTEEL & SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION
(US$ in thousands)

                                                                                       FOR SIX MONTHS ENDING
                                                               --------------------------------------------------------------------
                                                                        JUNE 30, 2003                            JUNE 30, 2002
                                                                           ACTUAL                                  PRO FORMA
                                                               -----------------------------             --------------------------
                                                                 TONS                                      TONS
                                                               ---------                                 ---------
PRODUCTION
    Melt Shop                                                  2,774,141                                 2,864,762
    Rolling Mill                                               2,576,827                                 2,650,932

                                                                 TONS                    %                 TONS                 %
                                                               ---------               -----             ---------            -----
FINISHED STEEL SHIPMENTS
    Rebar                                                        789,928                28.6               668,326             24.7
    Merchant/ /Special Sections                                  987,172                35.8               976,497             36.1
    Rod                                                          298,090                10.8               357,198             13.2
    Flat Rolled                                                  365,214                13.2               363,740             13.4
    Fabricated Steel                                             317,930                11.5               340,036             12.6
                                                               ---------               -----             ---------            -----
       Total                                                   2,758,334               100.0             2,705,797            100.0

                                                                  $/TON                                     $/TON
                                                                  ------                                    ------
WEIGHTED AVERAGE SELLING PRICE
Mill external shipments                                           298.79                                    279.45
Fabricated steel shipments                                        430.05                                    435.68

SCRAP CHARGED                                                     109.33                                     86.58

METALS SPREAD
Mill external shipments                                           189.46                                    192.87

                                                                                      $/TON                              $/TON
                                                                                    FINISHED                           FINISHED
                                                            US$ MILLION               STEEL           US$ MILLION        STEEL
                                                          --------------            ---------         -----------      ---------
EBITDA                                                    $       41,458            $   15.03         $    81,433      $   30.09

OPERATING INCOME                                          $          969            $    0.35         $    50,488      $   18.66

INTEREST EXPENSE                                          $       15,429            $    5.59         $    20,999      $    7.76

CAPITAL EXPENDITURES                                      $       23,639

TOTAL SHARES OUTSTANDING                                     198,090,861